EXHIBIT 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In millions, except ratio of earnings to fixed charges)

	Historical							Pro Forma
	Year Ended December 31,					Three Months Ended March 31,		Year Ended December 31, 2009	Year Ended March 31, 2010
	2005	2006	2007	2008	2009	2009	2010
Income before income taxes	$12.4	$(14.8)	$(117.5)	$(93.3)	$(411.9)	$(59.1)	$11.0	$(387.2)	$26.9
Less:
Income from equity method investment	(2.8)	(0.2)	(2.2)	(0.9)	(4.0)	0.2	(2.0)	(3.2)	(1.8)

Earnings (loss) from continuing operations before income taxes and income or loss from equity investments	9.6	(15.0)	(119.7)	(94.2)	(415.9)	(58.9)	9.0	(390.4)	25.1

Plus:
Fixed charges, excluding preferred stock dividend requirement	71.6	92.9	104.8	108.2	73.6	23.9	14.1	54.7	13.8

Earnings available for fixed charges	$81.2	$77.9	$(14.9)	$14.0	$(342.3)	$(35.0)	$23.1	$(335.7)	$38.9

Fixed charges:
Interest expense	$66.6	$87.1	$97.4	$100.5	$66.5	$22.0	$12.2	$47.6	$11.9
Estimated interest factor for rentals	5.0	5.8	7.4	7.7	7.1	1.9	1.9	7.1	1.9
Preferred stock dividend requirements	—	—	—	—	—	—	—	7.0	1.8

Fixed charges	$71.6	$92.9	$104.8	$108.2	$73.6	$23.9	$14.1	$61.7	$15.6

Ratio of earnings to fixed charges	1.1	—	—	—	—	—	1.6	—	2.5

Fixed charges in excess of earnings(1)	$—	$15.0	$119.7	$94.2	$415.9	$58.9	$—	$397.4	$—

(1)	Earnings were insufficient to cover fixed charges by $15.0 million, $119.7 million, $94.2 million and $415.9 million for the years ended December 31, 2006, 2007, 2008 and 2009, respectively, and $58.9 million for the three months ended March 31, 2009. On a pro forma basis, earnings were insufficient to cover fixed charges by $397.4 million for the year ended December 31, 2009.